

June 28, 2012

<u>Via E-mail</u>
George Baldwin
Vice President
CABCO Series 2004-102 Trust (SBC Communications Inc.)
60 South Service Road, Suite 120
Melville, New York 11747

     Re: CABCO Series 2004-102 Trust (SBC Communications Inc.)
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed March 26, 2012
              File No. 001-32387

Dear Mr. Baldwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 31.1 Rule 13a-14 Certification</u>

1. We note that paragraph 2 of your certification deviates from the required certification. In particular, you state that the "information in this report" does not contain an untrue statement of material fact or omit a material fact. The certification should not be limited to the annual report on the Form 10-K, but rather, the certification should also apply to all reports on Form 8-K. Please revise the certification accordingly.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel